CONSENT OF WILSON MIOLA

March 23, 2012

I, Wilson Miola, a qualified person (as defined under applicable Canadian securities laws), am responsible for preparing or supervising the preparation of the internal reconciliation of mineral reserves and resources and other technical data of Jaguar Mining Inc. referred to in the annual information form ("AIF") of Jaguar Mining Inc. for the year ended December 31, 2011 and I hereby give my consent to the use of my name in connection with such information in the AIF.

I also hereby consent to the incorporation by reference of such information contained in the AIF and the annual report on Form 40-F into the Registration Statement on Form S-8 (Registration No. 333-144969) of Jaguar Mining Inc.

Sincerely,

/s/ Wilson Miola
Wilson Miola
Director of Engineering, Jaguar Mining Inc.